Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

May 9, 2013	Peter M. Fass
Attorney at Law
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

Via Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Thomas Kluck

RE:	United Realty Trust Incorporated Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 1 to Registration Statement on Form S-11 Filed April 30, 2013 File No. 333-178651

Dear Mr. Kluck:

On behalf of United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to oral comments that the staff of the Securities and Exchange Commission (the “Staff”) provided during our telephone conversation on May 8, 2013 in connection with the pre-effective amendment no. 1 to the post-effective amendment no. 1 to the registration statement on Form S-11 (the “Pre-Effective Amendment No. 1”).

During our telephone conversation on May 8, 2012, the Staff requested further information about distribution coverage of the Company in light of the Company’s distributions in 2013. In addition, the Staff requested the removal of language regarding annual distribution rates in the Pre-Effective Amendment No. 1.

The Company is writing to confirm that it will file a final prospectus to remove all language pertaining to annual distribution rates. Furthermore, the Company will include updated financial information pertaining to distribution coverage in a prospectus supplement after Pre-Effective Amendment No. 1 is declared effective.

Please let me know of any comments you might have regarding this letter. If you have any questions, please do not hesitate to contact me at 212-969-3445 or by email at pfass@proskauer.com. Thank you very much for your time and attention.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

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